UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-09553

Westinghouse Savings Program

(Exact name of registrant as specified in its charter)

51 W. 52nd Street

New York, New York 10019

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the Westinghouse Savings Program

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(i) [X]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date:       None*

*Effective as of July 31, 2007, the Westinghouse Savings Program (the “Plan”) was merged with and into the CBS 401(k) Plan, another defined contribution plan sponsored by CBS Corporation, and ceased to exist as a separate plan. As a result, interests in the Plan which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the CBS 401(k) Plan, successor by merger to the Westinghouse Savings Program, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CBS 401(k) Plan,

Successor by Merger to the

Westinghouse Savings Program

Date: January 17, 2008	By: /s/ Anthony G. Ambrosio
Anthony G. Ambrosio Member of the Retirement Committee and Executive Vice President, Human Resources and Administration, CBS Corporation

Instructions: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.